



17005876   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2016___ AND ENDING ___12/31/2016___

　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:　　Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___15 South Fifth Street___

(No. and Street)

___Richmond___　　　　　　___VA___　　　　　　___23219___

(City)　　　　　　　　　　(State)　　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Elaine Altizer　　　　　　　　　　　　　　　　804-644-6381

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Keiter___

(Name – *if individual, state last, first, middle name*)

___4401 Dominion Blvd.___　　　___Glen Allen___　　___VA___　　___23060___

(Address)　　　　　　　　　(City)　　　　　　(State)　　　(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

FEB 2 7 2017

☐ Accountant not resident in United States or any of its possessions.

Washington DC
413

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, ___J. Elaine Altizer_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Thompson Davis & Co., Inc._____, as of ___December 31_____, 20_16___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which

are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934.

```
TAMEKA L TYE
Notary Public
Commonwealth of Virginia
7567235
My Commission Expires May 31, 2017
```

_____
Signature

CFO/FINOP/Secretary/Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition

December 31, 2016

SEC ID 8-49386

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

THOMPSON DAVIS & CO., INC.

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm on the Financial Statement	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3



Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Thompson Davis & Co., Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 17, 2017
Glen Allen, Virginia

**Certified Public
Accountants & Consultants**

4401 Dominion Boulevard
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 149,665
Receivables from clearing broker	892,990
Property and equipment - net	20,158
Other assets	232,047
Total assets	$1,294,860

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 78,031
Accrued liabilities	76,310
Total liabilities	154,341
Stockholders' equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	703,574
Retained earnings	436,945
Total stockholders' equity	1,140,519
Total liabilities and stockholders' equity	$1,294,860

See accompanying notes to the financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

   Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

   Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (See Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

   Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

   Securities Owned: Securities transactions are recorded in the accounts on a trade date basis.

   Receivables from Clearing Broker: The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

1. **Summary of Significant Accounting Policies, Continued:**

    Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

    Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included within the financial statement.

    Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-then-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance.

    Subsequent Events: Management has evaluated subsequent events through February 17, 2017, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. **Related Parties:**

    The Company leases commercial office space from a partnership comprised principally of the stockholders of the Company. The lease terminates in May 2019. The Company recorded rent expense associated with this lease totaling $85,851 during 2016.

    The Company performs investment advisory services and management consulting services for Seven Hills Capital Partners, LP ("Seven Hills"), the General Partner of which is Seven Hills Capital Management, LLC ("Seven Hills Management"). Certain stockholders of the Company are also partners in Seven Hills Management. The Company has receivables of $8,239 due from Seven Hills for accrued management fees as of December 31, 2016. The receivable is included in other assets on the statement of financial condition. The Company has certain employees that hold positions of Seven Hills Capital Partners LP in their individual self-directed retirement accounts. As of December 31, 2016, these positions totaled $303,020.

3.   **Lease Commitments:**

The Company leases office space under long-term lease agreements and includes a lease for commercial office space with a partnership comprised of certain stockholders of the Company. This lease terminates in 2019.

The following is a schedule of future minimum rental payments required under the above lease:

Year ending December 31	Amount
2017	$ 85,851
2018	85,851
2019	35,771
	$ 207,473

4.   **Employee Retirement Plan:**

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code.   The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary match by the Company. The Company made no elections to make contributions to the plan for 2016.

5.   **Financial Instruments with Off-Balance Sheet Risk:**

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations.   The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. **Property and Equipment:**

Property and equipment at year-end consisted of:

Furniture and equipment	$401,569
Leasehold improvements	77,168
	478,737
Less accumulated depreciation and amortization	(458,579)
Net property and equipment	$ 20,158

7. **Guarantees:**

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

8. **Regulatory Requirements:**

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2016, the Company had net capital of $873,314, which was $623,314 in excess of required minimum net capital of $250,000. The Company's net capital ratio was 0.18 to 1. The Company does not carry the accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

9. **Outstanding Litigation:**

The Company is involved in a litigation related to one of its former brokers. Based on the facts and circumstances known at this time, the Company does not expect the outcome of the litigation to have a material adverse effect on its financial condition or results of operations.